March 7, 2005


By U.S. Mail and Facsimile [ (435) 615 - 4780 ]

Mr. William J. Fair
  President and Chief Executive Officer
AMERICAN SKIING COMPANY
136 Heber Avenue, #303
P.O. Box 4552
Park City, Utah  84060

	Re:	American Skiing Company
Supplemental response letter dated February 18, 2005 regarding the Annual Report on Form 10-K (fiscal year ended July 25, 2004) and
Quarterly Report on Form 10-Q (quarter ended October 24, 2004)
		File No. 1-13507

Dear Mr. Fair:

	We have reviewed your supplemental response letter to us dated
February 18, 2005 in response to our letter of comment dated
January
31, 2005 and have the following comments. Where indicated, we think you should revise your documents in response to these comments in future filings with us. Please confirm that such comments will be complied with. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing the information, we may or may not raise additional comments.

	Pursuant to Rule 101(a)(3) of Regulation S-T, your response should be submitted in electronic form, under the label "corresp", within ten (10) business days of the date of this letter.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.



March 7, 2005

Mr. William J. Fair
American Skiing Company
Page 2


FORM 10-K (Fiscal Year Ended July 25, 2004)

Selected Quarterly Operating Results, page 37

1. Refer to your response to prior comment 1. We note that you refer to the Series C-1 Preferred Stock as a "participating" security on the face of your balance sheet (page F-3). However, the narrative description of these securities (page F-23) does not appear to make reference to this feature. In future filings, please fully describe the features of this stock including the specific terms of participation or supplementally advise us where such a description is included in the footnotes.

Financial Statements

Note 15. Business Segment Information, page F-29

2. Refer to your response to prior comment 5. As previously stated, in order to be eligible for aggregation, similar operating segments must have similar economic characteristics and aggregation must be consistent with the objectives and principles of the standard.
You
have not addressed the regulatory environments of each of these resorts. Your response should be detailed and specific and should address, but should not be limited to the specifics of the agreement with local authorities relating to the Canyons resort. Further, while we agree that there may be circumstances where entities qualify for aggregation even though their current year results may have differed somewhat, we would expect these differences to be attributable to temporary factors - such as a temporary problem with a key supplier. We would also generally expect that an historical convergence of the performance indicators had already happened.
In
reviewing your schedules for the most recent three fiscal years, it appears to us that additional information about certain resorts, such as Steamboat and the Canyons, would add significantly to the reader`s understanding of your financial results and prospects. As aggregation of all resorts does not appear to be consistent with the objectives of the statement, it appears that you should revise accordingly in future filings or advise.

Other

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

March 7, 2005

Mr. William J. Fair
American Skiing Company
Page 3


* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.


Closing

      You may contact Ms. Beverly A. Singleton, Staff Accountant, at
(202) 942-1912, or Ms. Margery Reich, Senior Staff Accountant, at
(202) 942-1839 if you have questions regarding comments on the financial statements and related matters. Please contact me at
(202)
942-1995 with any other questions.

      Sincerely,



							David R. Humphrey
							Accounting Branch Chief

??

??

??

??